

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2022

Joshua R. Disbrow
Chief Executive Officer
Aytu Biopharma, Inc.
373 Inverness Parkway, Suite 206
Englewood, Colorado 80112

      Re: Aytu Biopharma, Inc.
          Registration Statement on Form S-3
          Filed June 8, 2022
          File No. 333-265479

Dear Mr. Disbrow:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences